Filed by Camden Property Trust Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties, Inc.
Commission File No.: 001-12792

This filing relates to a proposed acquisition (the “Acquisition”) by Camden Property Trust (“Camden”) of Summit Properties, Inc. (“Summit”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2004 (the “Merger Agreement”), by and among Camden, Camden Summit, Inc. (formerly Camden Sparks, Inc.), a wholly owned subsidiary of Camden, and Summit, as amended pursuant to the terms of Amendment No. 1 to such Merger Agreement dated as of October 6, 2004 and Amendment No. 2 to such Merger Agreement dated as of January 24, 2005. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Camden on October 5, 2004, Amendment No. 1 thereto is on file with the Commission as an exhibit to the Current Report on Form 8-K filed by Camden on October 7, 2004 and Amendment No. 2 thereto is on file with the Commission as an exhibit to the Current Report on Form 8-K filed by Camden on January 25, 2005. Each of the Merger Agreement and the Amendments thereto are incorporated by reference into this filing.

The following is a script of a conference call held on February 2, 2005 regarding Camden’s financial results for the quarter and year ended December 31, 2004:

KIM CALLAHAN

Good morning and thank you for joining Camden’s Fourth Quarter 2004 Earnings conference call. Before we begin, I’d like to advise everyone that we will be making forward-looking statements based on our current expectations and beliefs. These statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from expectations. Further information about these risks can be found in our filings with the SEC and we encourage you to review them.

1 of 12

As a reminder, Camden’s complete Fourth Quarter 2004 Earnings Release package is available in the Investor Relations section of our Website at www.camdenliving.com, and includes reconciliations to non-GAAP financial measures, which may be discussed on this call.

On the call today are Ric Campo, Camden’s Chairman and Chief Executive Officer; Keith Oden, President and Chief Operating Officer; and Dennis Steen, Chief Financial Officer.

At this time, I would like to turn the call over to Ric Campo.

RIC CAMPO

Camden completed 2004 consistent with our expectations. 2004 brought back earnings growth that had been declining since 2001.

Our 4th quarter operating results highlight improving market conditions in Las Vegas, Phoenix, So. California, Tampa and Orlando and continued weakness in Denver, Dallas & Houston. 70% of our markets have experienced increased sequential revenues for the last 3 quarters. We expect market conditions to continue to improve next year.

If 2004 was a year of renewed earnings growth and market stabilization, 2005 will be a year of transformation for Camden. Our merger with Summit will transform Camden’s operating platform into one of the best in the industry. Market balance is one of our core strategies. We will increase our market exposure in So. California, Washington, DC and So. East Florida to over 40% of NOI while decreasing our exposure to our over weighted markets of Houston, Dallas and Las Vegas to 20% as we build out our $1.1 billion development pipeline. We will continue to recycle capital through development and

2 of 12

acquisitions improving the quality of properties. We are excited about expanding our development pipeline with our new Summit development and construction teams. The Summit development and construction teams are smart, focused professionals that will add tremendous value to our shareholders.

Our transformed platform properties are located in 16 of the top 20 US growth markets and are positioned to out perform our competition as the recovery continues and builds steam.

Camden’s per merger markets should add 430 jobs next year representing a 2.6% growth rate compared to 1.8% for the US overall. Job growth projected for the Summit markets should be around 229 or 3.1%.

The merger integration is going well. We have found great people and great properties at Summit. Team members at Summit and Camden have been doing a great job staying focused and are making sure that when the merger closes, at the end of this month, we will realize the benefits of a larger, higher quality and more efficient operating platform.

We have made progress marketing $550 in properties designated for sale or inclusion in a to be formed Joint Venture of Camden assets from our over weighted markets announced in connection with the merger. We are on track to close the merger on February 28th.

I would like to thank all of the Camden and Summit team members for their hard work and dedication during this important transformation period.

KEITH ODEN

Thanks, Ric. I want to spend my time on the call today covering two topics. First, I’ll address Camden’s view of market conditions for 2005 in our largest markets. The format

3 of 12

I’ll follow is the same as in previous years. I’ll give you our view of current market conditions expressed as a letter grade “A” through “F” and also provide our view of the outlook for each market through year end 2005 as either improving, stable, or declining. Second, I’ll provide some additional details of same property NOI guidance for 2005.

Let’s begin with the overview of Camden’s markets.

Starting out west in San Diego, we rate current conditions an “A” with an improving outlook. Job growth has grown at a consistent pace for the past three years and we project 30,000 additional jobs for 2005. Housing prices remain high driving more renters to the multifamily market while construction permits are decreasing by 9% from 2004 levels, keeping demand ahead of the flow of new units to the market.

In Orange County, we rate current conditions as a “B+” with a stable outlook. 30,000 new jobs will be adequate to absorb the remaining 2004 and projected completions. Going forward, completions will remain in the manageable range of 3,000 to 4,000 units per year. Firming occupancy levels have increased momentum allowing operators to reduce concessions which have crept into this market in the past 2 years.

In Phoenix, we rate current conditions a “B” with an improving outlook. Phoenix has been a positive surprise with continued job growth, increasing occupancy rates and an 11% rise in the renter base. These conditions should allow a continuation of solid same property NOI growth for Camden’s Phoenix portfolio in 2005.

Next in Las Vegas, we rate current conditions an “A” with a stable outlook. The Vegas economy continues to crank out new jobs with a projected 27,000 additional for 2005. New supply has been absorbed quickly by the in migration renters. Concessions are beginning to disappear as demand outpaces supply. Vegas may prove to be a top performer again in 2005 with one of our highest projected NOI growth rates.

4 of 12

Denver, we rate current conditions a “C” with a stable outlook. With modest job growth and another year of soft markets, it’s hard to see a path to recovery. However, declining construction starts have had a positive influence on occupancy levels. Our same property results will struggle to remain flat with the prior year.

In Houston, we rate current conditions a “C” with an improving outlook. The market will continue to be under pressure during 2005 from record level single family home sales and persistently high multifamily completions. Camden maintained an average occupancy of 93% in 2004 when the rest of the market averaged 90%. We will have to outperform the market again in ’05 to achieve any year over year NOI growth. Job growth is estimated to be 50,000 for 2005 which should be sufficient in preventing further deterioration in overall market conditions.

In Dallas, we rate current conditions a “C” with a stable outlook. The outlook in this market is much the same as Houston. We believe the worst has passed in Dallas, where employment growth is regaining momentum and completions are decreasing year over year, and 2005 brings the first decent job growth in 4 years. The addition of 40,000 jobs will absorb the addition of 5,000 new units to this area, but there is still too much vacant inventory overhang to see improvement in revenues.

Austin, we rate current conditions a “C-” with a stable outlook. A projected 15,000 new jobs and fewer than 2,000 completions in 2005 will provide an outlook that mirrors that of 2004. Concession levels are on the decline, but will continue to be a major barrier to growing net effective rent. If we execute well, same property NOI will remain flat in 2005.

Tampa, we rate current conditions a “B+” with a stable outlook. This market remains steady year over year. Occupancy rates and employment levels are on the rise from 2004

5 of 12

levels. Employment growth of 40,000 offsets 4,000 completions, leading to another year of decent NOI growth.

In Orlando, we rate current conditions a “B+” with a stable outlook. Camden’s healthy market wide occupancy rate of 96% gets a boost from 43,000 new jobs and a 4% annual expansion in the apartment renter base. Continued employment growth and the weakening of home-buying competition should help absorb the 6,000 new units entering the market.

In South Florida, we rate current conditions a “B+” with a stable outlook. Recent job gains have been fairly broad based, with most major industries participating in the expansion. Employment growth is expected in the range of 30,000 jobs, while multifamily completions are forecast to be 3,000 units in 2005. A major offset to rental starts will be units removed through condominium conversions. The combination of these factors will keep South Florida a strong market in 2005 with decent same property NOI growth.

North Carolina, we rate current conditions a “B-” with a stable outlook. Traction is beginning to build from positive employment growth and declining new supply. These factors should allow for relatively stable market conditions throughout 2005 with same property NOI increasing moderately.

Atlanta, we rate current conditions a “B-” with an improving outlook. This economy is finally gaining momentum coming out of a shaky post-recession period. 40,000 new jobs will strengthen apartment absorption, accelerating apartment demand. Plus the expected relief of reduced starts should make Atlanta a more attractive market in 2005.

St. Louis, we rate current conditions a “C-” with a declining outlook. The unemployment rate has trended back up to 6%, as job creation has not kept up with national labor

6 of 12

growth. There is no reason for much change in St. Louis as 15,000 new jobs is not enough to move the needle from a market wide occupancy rate at 92%. Same property NOI is expected to decline modestly in 2005.

Finally, in the Washington, D.C. metro area we rate current conditions as an “A” with a stable outlook. This economy appears to be in a prolonged up-cycle and is a solid market. The local economy should remain among the nation’s job growth leaders with 65,000 jobs added in 2005. Multifamily permits will reach 7,500 units in 2005, but the increases in employment growth and home buying costs will keep this market as one of the highest rent growth areas in the country.

If you calculate a weighted average for our letter grades and outlook it indicates an overall current condition in Camden’s markets of somewhere between a “B” and a “B-” with a stable outlook. That strikes me as about right and supports our same property guidance for 2005 of one to three percent.

During the fourth quarter we were able to maintain our occupancy rates in the 94% range which is more in line with our historical performance. For the quarter over quarter comparison our occupancy decreased by 0.4% from 2003 as our competitors continued to seek market share through aggressive rental concessions.

Concessions continue to be our biggest challenge in moving net effective rents higher. Having stabilized our occupancy in the 95% range, managing concessions will continue to be the most significant challenge to our on-site teams. We did get some good news on the concession front in the 4th quarter. Sequentially, our same property concessions decreased by $90/unit annualized. This is the best evidence so far that we have indeed passed an important inflection point on the path to improved fundamentals. As I have shared with you several times throughout the past two years, the sequence of events to look for that presage revenue growth are: 1. occupancies will recover and stabilize in the

7 of 12

94 – 95% range; and, 2. concessions will decrease, and only then will you begin to see opportunities to increase market rents. We hope to see a confirmation of this trend in the 1st quarter, which would give us a much clearer picture of the timing and strength of this recovery.

As Ric mentioned, at the mid-point of our 2005 same property NOI guidance we expect to see NOI increase by 2% over last year. Included in our forecast is an increase in our portfolio wide occupancy rate from 94.2% in 2004 to 94.6% in 2005. Our revenue forecast for same property is 1.5 – 3%. Our forecast for expenses is an increase of 2 – 3%, which includes increases of 3% for salaries and 5% in utility costs. Total non-controllable costs including taxes and insurance are projected to rise by roughly 2%, which is well below trend in both categories.

We know that 2005 will again be a very challenging year for our on-site personnel. On the other hand, with the addition of Summit’s extraordinarily talented real estate professionals and 14,000 high quality homes, we know that we will continue to outperform the competition to the benefit of our stakeholders.

Now I’d like to turn the call over to our CFO, Dennis Steen.

DENNIS STEEN

Thanks Keith, and good morning to all.

I will start this morning with additional color on our 4th quarter results. Camden reported FFO for the 4th quarter of 2004 of $38.2 million, or 86 cents per diluted share representing a $4.6 million, or 10 cents per share, improvement from the prior quarter,

8 of 12

and coming in at the midpoint of the guidance we provided last quarter. The $4.6 million improvement in FFO from the prior quarter was primarily the result of the following:

•	Total property revenues grew by just under $500,000 as positive gains in our non-same property and lease-up communities more than offset a slight decline in same property revenues as discussed by Keith earlier in the call.

•	Total property expenses declined $1.5 million due to expected seasonal declines in repair and maintenance and utility expenses.

•	Other revenues, which is primarily comprised of income related to our mezzanine financing program, increased by $2.0 million due to prepayment penalties recognized on the early payoff of a mezzanine loan on a multi-family community in Reno, Nevada.

•	Also during the quarter, we sold two undeveloped land parcels generating proceeds of $17 million and resulting in a gain of approximately $1.4 million.

•	the 1st tract was a 2.5 acre tract adjacent to our Harbor View development in Long Beach, and

•	the 2nd tract was a 2.6 acre tract adjacent to a pre-development asset in Houston.

•	Additionally, expenses associated with our perpetual preferred units declined $1.3 million from the prior quarter due to the payoff of $35 million in preferred units in the 3rd quarter of 2004.

These positive variances were offset by increases in property management and G&A expenses of $500,000 and $2.1 million, respectively. The increase in property management expense was entirely related to higher incentive compensation expense, while the increase in G&A expense was the result of increases in incentive compensation expense, costs associated with Sarbanes/Oxley compliance, the write-off of abandoned deal costs and slightly higher legal costs.

9 of 12

The only other item to note on the income statement relates to accounting for discontinued operations. During the 4th quarter we classified three of our communities as held for sale and thus moved their operating results to income from discontinued operations. The sale of one of the three communities, Camden Fountains in Orlando, Florida closed in late December resulting in a gain on sale of approximately $8.4 million. Of the remaining two assets held for sale, Camden Greens in Las Vegas, Nevada was sold in late January and we expect to complete the remaining sale of a Tampa, Florida community by early second quarter of 2005. Total proceeds from these three sales will be approximately $120 million.

Moving on to capital market activities, in December we issued $250 million in five year unsecured notes at 90 basis points over the comparable treasury rate for an all in yield of 4.39%. We used the proceeds to pay down balances under our unsecured line of credit, which ended the year with $56 million in oustandings compared to $334 million at September 30th. As a result, our floating rate debt declined to 9.3% of total debt at year end.

In January we completed the recast of our unsecured line of credit and also executed a $500 million bridge facility that will be used to finance the cash portion of the acquisition of Summit. The bridge facility has a term of 364 days from funding and an interest rate of LIBOR plus 80 basis points. Our new unsecured credit facility now consists of total commitments of $600 million from 21 banks, with an accordion feature up to $750 million, and matures in January 2008. Pricing on the new facility is 10 basis points below the expiring facility.

Additionally, in January of 2005 we redeemed the remaining $17.5 million in 8.25% Series C Perpetual Preferred Units and will charge to earnings in the first quarter of 2005 the write-off of approximately $360,000 in original issuance costs associated with those units.

10 of 12

As we approach the pending merger with Summit, our balance sheet remains strong and flexible, with 89% of our assets, at cost, being unencumbered, 89% of our debt unsecured, a conservative level of floating rate debt, manageable debt matures over the next several years and significant capacity available under our unsecured credit facilities.

Moving on to 2005 guidance, we expect 2005 FFO to be in the range of $3.20 to $3.40 per diluted share, excluding any potential gains from land sales or technology investments. Our guidance range is based on the following core assumptions:

•	Closing of the Summit Properties acquisition on February 28, 2005

•	Sale of $400 to $500 million of Camden assets into a joint venture during the second quarter of 2005

•	Same-property NOI growth of 1.0% to 3.0%, derived from revenue growth of 1.5% to 3.0% and expense growth of 2.0% to 3.0%

•	$90-$100 million of dispositions relating to the two properties held for sale at year end during the first half of 2005.

•	Additional acquisitions and dispositions of approximately $200 to $300 million in the second half of 2005. We expect a 100 basis point negative spread on the cap rates between acquisitions and dispositions, but will try to manage the timing in order to minimize earnings dilution.

•	New development starts of approximately $500 to $600 million staggered throughout 2005

•	No equity offerings planned for 2005; however, a bond offering is planned for late 2005 or early 2006

•	LIBOR of 3.5% by December 2005, averaging approximately 3.0% during 2005

We expect fee income to increase by $5 to $6 million in 2005, primarily relating to the formation and ongoing management of the joint venture described earlier, as well as potential new joint ventures on a few new development projects. However, this increase

11 of 12

will be partially offset by a decline in interest income of $2 million, as several loans in our mezzanine portfolio are retired.

Moving to expenses, we anticipate that 2005 G&A and Property Supervision costs will increase approximately $3 million and $4 million, respectively, over the levels seen in 2004 mainly due to the Summit acquisition, a 3% growth rate on 2004 expenses and costs associated with the rollout of our OneSite property management system.

Our FFO guidance for the 1st quarter of 2005 based on the above assumptions is estimated between 78 cents to 82 cents per diluted share. This represents a decline of 4 to 8 cents per share from the 4th quarter of 2004. The decline from the 4th quarter is primarily due to the fact that the fourth quarter included approximately $1.4 million in gains on land sales, and higher interest costs in the 1st quarter of 2005 due to rising rates on our floating rate debt and the impact of our $250 million note offering in late December, whereby we locked in a very attractive long-term rate at the expense of cheaper floating rate debt in the short-term.

At this time I would like to open the call up to questions.

12 of 12